
Mail Stop 3628

January 23, 2007

By Facsimile (706.738.1966) and U.S. Mail

M. Richard Cutler, Esq.
Cutler Law Group
3206 West Wimbledon Dr.
Augusta, GA 30909

Re: **Competitive Technologies, Inc.**
     Definitive Additional Materials filed by
     The Committee to Restore Stockholder Value
     File No. 001-08696

Dear Mr. Cutler:

        We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DFAN14A Materials

1. We note your response to prior comment 1 in our letter dated January 19, 2007 and the Committee's subsequent press release dated January 22, 2007. However, given your statements in prior releases that your slate was actually elected at the Annual Meeting, it is insufficient to now state that you believe your slate would have been elected if a vote had been held. Please revise your press release promptly to <u>affirmatively</u> state that your slate was not elected at the January 16, 2007 meeting, as no vote on the election of directors was held at that time.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions